Mail Stop 0407

      							May 10, 2005

Via U.S. Mail and Fax (972-301-2263)
Mr. W. Michael Smith
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer
Remote Dynamics, Inc.
1155 Kas Drive
Suite 100
Richardson, Texas 75081

	RE:	Remote Dynamics, Inc.
      Form 10-K for the fiscal year ended August 31, 2004
		Filed November 18, 2004
		File No. 0-26140

Dear Mr. Smith:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-K for the period ended August 31, 2004

Footnote 3: Summary of Significant Accounting Policies - Revenue
Recognition, Page F-17

1. We note your statement regarding your VMI product that "revenue recognition is governed by EITF 00-21, SAB 104, and SOP 97-2".
Tell
us the specific instances in which the Company applies the relevant guidance noted above.

Footnote 3: Summary of Significant Accounting Policies - VMI
License
Right, Page F-21

2. Refer to your statement that the Company`s VMI license right will terminate December 31, 2004. Tell us how you determined that you can continue amortizing the VMI license right over three years in view of the above statement.

Footnote 19: Change in Independent Principal Accountants, Page F-
41

3. It is not appropriate to include the disclosures for the change in accountants within the notes to the audited financial statements.
It
appears to us that you should include the related disclosures in Item
9 of this Form 10-K.


*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. W. Michael Smith
Remote Dynamics, Inc.
May 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE